FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date: 16th February, 2005

___________________________________ Chairman — Chief Executive Officer

PRESS RELEASE

Athens, 15 February 2005

NATIONAL BANK OF GREECE S.A. (“NBG”) is a shareholder in the societé anonyme “National Investment Company S.A.” (“National Investment”) currently holding 46.4% of its share capital. NBG is aware of National Investment’s Board of Directors decision of 11 February 2005 to hold a General Shareholders’ Meeting in order to approve a rights issue, with the aim of raising funds amounting to €100 million.

To achieve accurate and timely disclosure to investors and in accordance with decision 5/204/2000 of the Greek Capital Market’s Commission, NBG announces its intention to participate in the planned capital increase. Depending on the shareholder structure that will result after the completion of the capital increase, NBG intends to examine the merger by absorption of National Investment by NBG, in accordance with Greek company law and capital markets legislation.